Exhibit 99.1

Brookfield Asset Management Inc.

News Release

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2014 First Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s website under the Investors/Financial Reports section at www.brookfield.com.

The conference call can be accessed via webcast on May 7, 2014 at 1:30 p.m. Eastern Time at www.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 1:20 p.m. Eastern Time. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 or 1-604-638-9010 (Password 2811#).

BROOKFIELD ASSET MANAGEMENT REPORTS STRONG
FIRST QUARTER 2014 FINANCIAL RESULTS

TORONTO, May 7, 2014 – Brookfield Asset Management Inc. (NYSE: BAM) (TSX: BAM.A) (Euronext: BAMA) today announced its financial results for the quarter ended March 31, 2014.

“Our global portfolio of real assets turned in a strong performance, including a significant increase in fee revenues and the contribution from our renewable energy investments. We are well positioned to deliver future growth through our funds and fee revenues,” commented Bruce Flatt, CEO of Brookfield. “We continue to see attractive investment opportunities globally for all of our funds, benefitting from both our strong access to capital and operating platforms.”

•
Funds from operations (“FFO”) for Brookfield shareholders were $492 million in total for the quarter. Excluding realized disposition gains, FFO increased by 6% to $387 million over the 2013 quarter, reflecting increases in asset management fees and the impact of higher electricity prices on our renewable energy portfolios.

•	Consolidated net income in the quarter was $843 million, or $0.80 per common share, an increase of 57% over the $0.51 recorded in the first quarter last year.

•	Total assets under management increased to $190 billion and fee bearing capital increased 5% to $84 billion.

•	A number of investments were committed to across our operations. During the quarter we invested or committed to invest $6 billion of capital on behalf of clients and shareholders.

Financial Results
Three months ended March 31 US$ millions (except per share amounts)	2014	2013

Funds from operations1,2	$492	$689
Per Brookfield share1,2	0.72	1.03

Consolidated net income3	$843	$697
Per Brookfield share1	0.80	0.51

1.	Excludes amounts attributable to non-controlling interests
2.	See Basis of Presentation on page 3
3.	Consolidated basis – includes amounts attributable to non-controlling interests

1 |  Brookfield Asset Management Inc. – Q1 2014 News Release

We generated FFO of $492 million for the first quarter of 2014, which consisted of $387 million of FFO from operations and $105 million of realized disposition gains. FFO excluding realized disposition gains increased 6% over the prior year due to strong pricing within our renewable energy operations and increased fee related earnings from higher levels of fee bearing capital. These positive variances were partially offset by a reduction in prices within several more cyclical private equity investments. FFO in the prior year was $689 million which consisted of $364 million from operations and $325 million of realized disposition gains, including a $172 million gain on the sale of a partial interest in our renewable energy portfolio.

Net income for the quarter, which includes amounts attributable to non-controlling interests, increased by 21%. The increase was due to the growth in FFO noted above, as well as a higher level of fair value gains on office and retail properties and private equity investments, offset in part by an increase in deferred taxes due to a change in tax rates.

Operating Highlights

We expanded our asset management franchise and our flagship public entities.

Fee bearing capital increased during the quarter by $4 billion to $84 billion at March 31, 2014. We acquired the majority of outstanding shares in our office property portfolio pursuant to a share exchange, which increased the equity base of our flagship listed property entity by $2.8 billion. We continued to invest capital from our listed entities and our property, infrastructure and private equity funds. We are marketing four new funds with a total fundraising target of over $2 billion of third party capital, and currently we have approximately $8 billion of uncalled client commitments that can be invested across our strategies.

We announced or completed acquisitions and capital expansions that will deploy $6 billion of capital on behalf of clients and Brookfield shareholders.

Our property group made nine acquisitions, deploying close to $400 million of capital into assets in North America, Europe and China, in addition to a $3.5 billion equity investment to increase our investment in our $12 billion office portfolio. We also invested $1 billion in a Spanish property company restructuring which was recently repaid at par for a gain of ±$150 million. We continued to acquire renewable energy assets in North America, commissioned a new $200 million hydro facility in British Columbia and are moving forward to acquire $680 million of wind facilities in Ireland. Our infrastructure group has agreed to acquire a port in New York/New Jersey and district energy systems in Chicago, Las Vegas and Seattle. We also closed an acquisition of a port in Los Angeles, and moved forward with an acquisition of a port and rail business in Brazil.

We increased cash flow and created value with growth initiatives and operational improvements in all of our major businesses.

The increased scale of our operations contributed to strong results from our major operations. Our property group generated FFO of $199 million, up 21% from the same quarter last year, as a result of an increased ownership of our retail portfolio and increases in net rents compared with expiring leases.

Our renewable power assets generated FFO of $164 million, and benefitted from higher prices for uncontracted power and the integration of U.S. hydroelectric facilities acquired in the last year.

Our infrastructure group recorded $59 million of FFO, primarily reflecting increased ownership of our Brazilian toll roads, and additional traffic on our recently expanded Australian rail road. Our private equity group generated $63 million of FFO, lower than last year, as there were fewer asset monetizations compared to the same period a year ago. Our residential development business’ FFO increased by $35 million reflecting sales of land and homes.

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Dividend Declaration

The Board of Directors declared a quarterly dividend of US$0.16 per share (representing US$0.64 per annum, a 7% increase), payable on June 30, 2014 to shareholders of record as at the close of business on May 31, 2014. The Board also declared all of the regular monthly and quarterly dividends on its preferred shares.

The previous dividend paid on February 28, 2014 of $0.20 per share represented a four month period and therefore $0.60 per share on an annualized basis.

Information on our dividends can be found on our website under Investors/Stock and Dividend Information.

Basis of Presentation

This news release and accompanying financial statements are based on International Financial Reporting Standards (“IFRS”) unless otherwise noted and make reference to funds from operations.

Funds from Operations (FFO) is defined as net income attributable to shareholders prior to valuation items, depreciation and amortization, and deferred income taxes, and includes disposition gains that are not recorded in net income as determined under IFRS. FFO also includes the company’s share of equity accounted investments’ funds from operations. FFO consists of the following two components:

•	FFO from Operating Activities represents the company’s share of revenues less direct costs and interest expenses; excludes disposition gains, valuation items and deferred income taxes;

and includes our proportionate share of FFO from operating activities recorded by equity accounted investments. We present this measure as we believe it assists in describing our results and variances within FFO.

•
Realized Disposition Gains are included in FFO as the purchase and sale of assets is a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period FFO.

Brookfield uses FFO to assess its operating results and the value of its business and believes that many of its shareholders and analysts also find this measure of value to them.

FFO and its per share equivalent are non-IFRS measures which do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

The company provides additional information on the determination of funds from operations and a reconciliation between funds from operations and net income attributable to Brookfield shareholders, in the Supplemental Information available at www.brookfield.com.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three months ended

March 31, 2014 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The attached statements are based primarily on information that has been extracted from our financial statements for the three months ended March 31, 2014, which have been prepared using IFRS.  The amounts have not been audited and are not subject to review by Brookfield’s external auditor.

* * * * *
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Brookfield Asset Management Inc. is a global alternative asset manager with over $175 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable energy, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and BAM.A, respectively. For more information, please visit our website at www.brookfield.com.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Media:	Investors:
Andrew Willis Communications and Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Amar Dhotar Investor Relations Tel: (416) 359-8629 Fax: (416) 363-2856 Email: amar.dhotar@brookfield.com

Forward-Looking Statements

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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CONSOLIDATED BALANCE SHEETS

(Unaudited) US$ millions	March 31 2014	December 31 2013
Assets
Cash and cash equivalents	$3,555	$3,663
Other financial assets	6,610	4,947
Accounts receivable and other	6,253	6,666
Inventory	6,342	6,291
Equity accounted investments	13,836	13,277
Investment properties	39,287	38,336
Property, plant and equipment	31,042	31,019
Sustainable resources	452	502
Intangible assets	4,870	5,044
Goodwill	1,638	1,588
Deferred income tax assets	1,397	1,412
Total Assets	$115,282	$112,745

Liabilities and Equity
Accounts payable and other	$10,820	$10,316
Corporate borrowings	4,364	3,975
Non-recourse borrowings
Property-specific mortgages	36,878	35,495
Subsidiary borrowings	7,666	7,392
Deferred income tax liabilities	6,570	6,164
Capital securities	765	791
Interests of others in consolidated funds	1,265	1,086
Equity
Preferred equity	3,279	3,098
Non-controlling interests in net assets	25,828	26,647
Common equity	17,847	17,781
Total Equity	46,954	47,526
Total Liabilities and Equity	$115,282	$112,745

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CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited) For the three months ended March 31 US$ millions (except per share amounts)	2014	2013

Total revenues and other gains	$4,373	$4,951
Direct costs	(2,990)	(3,420)
	1,383	1,531
Equity accounted income	274	266
	1,657	1,797
Expenses
Interest	(626)	(655)
Corporate costs	(33)	(44)
	998	1,098
Fair value changes	715	61
Depreciation and amortization	(376)	(365)
Income tax	(494)	(97)
Net income	$843	$697

Net income attributable to:
Brookfield shareholders	$541	$360
Non-controlling interests	302	337
	$843	$697

Net income per share
Diluted	$0.80	$0.51
Basic	0.82	0.52

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SUMMARIZED FINANCIAL RESULTS3

	Funds from Operations1		Net Income1
(Unaudited) For the three months ended March 31 US$ millions (except per share amounts)	2014	2013	2014	2013
Operating activities	$387	$364	$387	$364
Realized disposition gains2	105	325	35	61
Fair value changes	─	─	568	136
Depreciation and amortization	─	─	(177)	(165)
Income tax	─	─	(272)	(36)
	$492	$689	$541	$360

Per share	$0.72	$1.03	$0.80	$0.51

Notes:

1.	Excludes amounts attributable to non-controlling interests
2.	FFO includes gains recorded in net income, directly in equity as well as the realization of appraisal gains recorded in prior years
3.	Includes non-IFRS measures – see Basis of Presentation on page 3

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS1

(Unaudited) For the three months ended March 31 US$ millions	2014	2013
Net income prior to fair value changes, depreciation and amortization and income tax (see page 6)	$998	$1,098
Adjust for:
Fair value changes within equity accounted income	(14)	(68)
Current income taxes	(37)	(34)
Realized disposition gains not included in net income	207	350
	1,154	1,346
Non-controlling interest	(662)	(657)
Funds from operations1	$492	$689

Notes:

1.	Non-IFRS measure – see Basis of Presentation on page 3

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